UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42557

RedCloud Holdings plc

(Registrant’s Name)

167-169 Great Portland Street, 5th Floor,

London, W1W 5PF, United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

On October 30, 2026, RedCloud Holdings plc (the “Company”) completed its general meeting of shareholders (the “General Meeting”). As of the record date of September 25, 2026 (the “Record Date”), 76,908,685 ordinary shares, par value £0.002 per share (the “Ordinary Shares”), were issued and outstanding and entitled to vote at the General Meeting. The number of Ordinary Shares present or represented by valid proxy at the General Meeting was 50,555,253 Ordinary Shares, and quorum was achieved. The following actions were taken at the General Meeting:

Proposal No. 1: Share Consolidation

The first proposal was an ordinary resolution for the approval of a share consolidation with the purpose to regain and maintain compliance with the applicable rules for continued listing on the Nasdaq Capital Market. During the meeting, a floor amendment was proposed to increase the consolidation ratio from 20-for-1 to 100-for-1, with the general nature of business described in the meeting notice and purpose of the share consolidation remaining unchanged. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
49,991,020	554,128	10,105	0

Proposal No. 1 was approved by a majority of Ordinary Shares present in person or by proxy at the General Meeting.

Proposal No. 2: Adoption of New Articles of Association

The second proposal was a special resolution, and conditional upon the approval of Proposal No. 1, for the approval of the revised articles of association of the Company to reflect the increase in nominal value of the Ordinary Shares resulting from the share consolidation. The vote on the proposal was as follows:

FOR	AGAINST	ABSTAIN	BROKER NON-VOTE
50,085,475	418,362	51,416	0

Proposal No. 2 was approved by more than 75% of Ordinary Shares present in person or by proxy at the General Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RedCloud Holdings plc

By:	/s/ Justin Floyd
Name:	Justin Floyd
Title:	Chief Executive Officer

Date: October 30, 2026